WILLKIE FARR & GALLAGHERUP

New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 811 1

January 17, 2014

Vanguard Managed Payout Growth and Distribution Fund
a series of Vanguard Valley Forge Funds
100 Vanguard Blvd.
Malvern, PA 19355

Vanguard Managed Payout Distribution Focus Fund
a series of Vanguard Valley Forge Funds
100 Vanguard Blvd.
Malvern, PA 19355

Ladies and Gentlemen:
You have asked us for our opinion concerning certain U.S. federal income tax consequences to (i) Vanguard Managed Payout Growth and Distribution Fund (the "Acquiring
Fund"), a separate series of Vanguard Valley Forge Funds (the "Portfolio"), a Delaware statutory trust, (ii) Vanguard Managed Payout Distribution Focus Fund (the "Acquired Fund"), a separate series of the Portfolio, and (iii) the holders (the "Acquired Fund Shareholders") of voting shares of beneficial interest of the Acquired Fund (the "Acquired Fund Shares"), when the Acquired Fund
Shareholders receive solely shares of beneficial interest of the Acquiring Fund (the "Acquiring Fund
Shares") in exchange for their Acquired Fund Shares pursuant to the acquisition by the Acquiring
Fund of all of the assets of the Acquired Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund (the
"Reorganization"), all pursuant to that certain Agreement and Plan of Reorganization, dated
November 20, 2013, adopted by the Board of Trustees of the Portfolio on behalf of the Acquiring
Fund and by the Board of Trustees of the Portfolio on behalf of the Acquired Fund (the "Plan").
This opinion is being delivered pursuant to Section 6.7 of the Plan.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

N E W Y OR K W AS HI NGT ON P A RI S L O NDON M I LAN R OME F RA NKF URT B R USSE L S

     We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and the Acquired Fund set forth in the Plan and representations made in letters from the Acquiring Fund and the Acquired Fund addressed to us for our use in rendering this opinion (the "Tax Representation Letters"). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended

(the "Code"), Treasury regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

purposes:

Based upon the foregoing, we are of the opinion that for U.S. federal income tax the acquisition by Acquiring Fund of substantially all of the assets of Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption of all liabilities of Acquired Fund by Acquiring Fund followed by the distribution of Acquiring Fund Shares to the Acquired Fund Shareholders in exchange for their Acquired Fund Shares in complete liquidation and termination of the Acquired Fund will constitute a tax-free reorganization under Section 368(a) of the Code;
  under sections 361 and 357(a) of the Code, Acquired Fund will not recognize gain or loss upon the transfer of substantially all of its assets to Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption of all liabilities of Acquired Fund except that Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code;
  under section 361(c) of the Code, Acquired Fund will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Fund Shares received by Acquired Fund in the Reorganization;
  under section 1032 of the Code, Acquiring Fund will recognize no gain or loss upon receiving the assets of Acquired Fund and assuming the liabilities of Acquired Fund in exchange solely for Acquiring Fund Shares;
  under section 362(b) of the Code, the adjusted basis to Acquiring Fund of the assets of Acquired Fund received by Acquiring Fund in the Reorganization will be the same as the adjusted basis of those assets in the hands of Acquired Fund immediately before the exchange, except for certain adjustments that may be required to be made as a result of the close of the Acquired Fund's taxable year due to the Reorganization or as a result of gain recognized on the transfer of certain assets of the Acquired Fund;

  under section 1223(2) of the Code, Acquiring Fund's holding periods with respect to the assets of Acquired Fund that Acquiring Fund acquires in the transaction will include the respective periods for which those assets were held by Acquired Fund (except where investment activities of Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset and except for any assets which may be marked to market for U.S. federal income tax purposes on the termination of the Acquired Fund's taxable year or on which gain was recognized upon the transfer to the Acquiring Fund);
  under section 354 of the Code, the Acquired Fund Shareholders will recognize no gain or loss upon receiving Acquiring Fund Shares solely in exchange for Acquired Fund Shares;
  under section 358 of the Code, the basis of the Acquiring Fund Shares received by an Acquired Fund Shareholder in the transaction will be the same as the basis of Acquired Fund Shares surrendered by the Acquired Fund Shareholder in exchange therefor;
  under section 1223(1) of the Code, an Acquired Fund Shareholder's holding period for the Acquiring Fund Shares received by the Acquired Fund Shareholder in the transaction will include the holding period during which the Acquired Fund Shareholder held Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shareholder held such shares as a capital asset on the date of the Reorganization; and
  pursuant to Section 381 of the Code and Section 1.381(a)-l of the United States Treasury regulations, the Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the provisions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the United States Treasury regulations promulgated thereunder.

     Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. We do not express an opinion as to the effect of the Reorganization on the Acquired Fund with respect to the recognition of any unrealized gain or loss for any Asset that is required to be marked to market for U.S. federal income tax purposes upon termination of the Acquired Fund's taxable year or as a result of the transfer of certain assets of the Acquired Fund. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate or if any of such covenants or obligations are not satisfied in all material respects.

Sincerely yours,

/s/ Willkie Farr & Gallagher LLP